SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, DC 20549

 ______________

 SCHEDULE 13D
 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
 PURSUANT TO RULE 13d-1(a)

IVT Software, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

45070P 104
(CUSIP Number)

Deric Haddad
3840 South Water Street
Pittsburgh, PA 15203
Tel:  412-884-3028 x217

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No.: 45070P 104

(1)	Names of reporting persons: Deric Haddad
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: USA.
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 10,133,335
	(8)	Shared Voting Power: -0-
	(9)	Sole Dispositive Power: 10,133,335
	(10)	Shared Dispositive Power: -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,133,335
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 75.5%*
(14)	Type of Reporting Person (See Instructions) Direct
* This calculation is based upon 13,419,167 shares of common stock of IVT Software,  Inc. outstanding as of July 7, 2010 as reported in its annual report on Form 10-K for the period ended April 30, 2010.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D (the “Schedule”) relates is the common stock, par value $.00001 per share (the “Common Stock”) of IVT Software, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 3840 South Water Street Pittsburgh, PA 15203

Item 2.  Identity and Background

(a) The persons filing this statement is Deric Haddad a natural person the “ Reporting Person”).
(b) The business address of Mr. Haddad is 3840 South Water Street Pittsburgh, PA 15203
(c) The principal occupation of Mr. Haddad is CEO of Haddad Wylie Industries, LLC.
(d) During the last five years Deric Haddad has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Deric Haddad has not  been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Haddad is a citizen of the United States of America.

Item 3 Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this Schedule pursuant to that certain stock purchase agreement, dated  August 11, 2010, attached hereto as exhibit 1 by and between  IVT Software, Inc., Martin Schwartz, Cl Imaging, Corp. and  ten shareholders (collectively, the “Sellers”) who executed a  Stock Purchase Agreement (the “Agreement”) with Deric Haddad,  (the “Purchaser”),  pursuant to which the Sellers, shareholders of the Company, sold an aggregate of 10,133,335 common shares which represents  75.5% of the issued and outstanding shares of  the Company, to the Purchaser.  Deric Haddad acquired 10,133,335 shares  in exchange for $307,309. As a result of this transaction Deric Haddad controlled 75.5% of the Issuer’s common stock.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of the Issuer’s Common Stock which are the subject of this schedule, pursuant to the transaction described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on August 11, 2010.

Item 5.  Interest in Securities of the Issuer

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Haddad beneficially owns and controls the shares of the Issuer’s Common Stock representing 75.5% of the outstanding shares of the Issuer’s Common Stock (based on 13,419,167) shares of Common Stock Outstanding as of April 30, 2010, as reported in the Issuer’s Annual Report on Form 10-K filed on  July 7, 2010).

(b) Mr. Haddad has sole voting and dispositive power over the shares of Common Stock of the Issuer that are directly and beneficially owned by Mr. Haddad.   Mr. Haddad does not  own any other securities of the Issuer.

(c) Other than the transactions described in Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.
(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.
(e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

•
Exhibit 1 :       Stock Purchase Agreement, executed on August 11, 2010 by and among IVT Software, Inc., Martin Schwartz, Cl Imaging, Corp. and  ten shareholders (collectively, the “Sellers”) who executed a  Stock Purchase Agreement (the “Agreement”) with Deric Haddad,  (the “Purchaser).  Incorporated by reference to Exhibit 10-1 to the Issuer’s Current Report on form 8K filed August 11, 2010.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2010
/s/ Deric Haddad

Deric haddad